Exhibit 99.1

TechFaith Reports Fourth Quarter and Full Year 2013 Financial Results

Beijing, China, March 12, 2014 – China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2013.

For the fourth quarter of 2013, TechFaith reported total net revenues of US$31.2 million compared to US$29.9 million in the third quarter of 2013. Gross profit for the fourth quarter of 2013 was US$4.0 million compared to US$4.9 million in the third quarter of 2013. Gross margin for the fourth quarter was 12.9% compared to 16.3% in the previous quarter, primarily reflecting business mix. Operating expenses for the fourth quarter of 2013 increased to US$8.8 million compared to US$4.7 million for the third quarter of 2013, primarily due to the impairment of intangible assets in the amount of US$3.1 million, and the impairment of goodwill in the amount of US$1.2 million in the fourth quarter of 2013. Net loss attributed to TechFaith for the fourth quarter of 2013 was US$2.1 million or US$0.0390 per basic and diluted weighted average outstanding ADS compared to net income of US$0.26 million or US$0.0049 per basic and diluted weighted average outstanding ADS in the third quarter of 2013.

For the full year ended December 31, 2013, TechFaith reported total net revenues of US$119.5 million, compared to US$137.7 million for the full year ended December 31, 2012, primarily due to declines in revenues from the Company’s gaming business and its branded phone business. Gross profit for the full year 2013 was US$16.8 million, compared to US$31.3 million for the full year 2012. Gross margin for the full year 2013 was 14.1%, compared to 22.7% for the full year 2012. Operating expenses for the full year 2013 was US$22.0 million compared to US$31.1 million for the full year 2012. Net loss for full year 2013 was US$2.5 million or US$0.0467 per basic and diluted weighted average outstanding ADS, compared to a net loss of US$3.3 million or US$0.0622 per basic and diluted weighted average outstanding ADS for the full year 2012.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “2013 was another very challenging year. Our business continued to be negatively impacted by competition in the mobile phone markets we serve, and continually changing customer demands in the gaming business. Given this difficult environment, we focused on strict operating controls to help us weather the market volatility, reducing operating expenses by 29.2% for the full year 2013 compared to the full year 2012. Importantly, we exited 2013 with a balance of cash and cash equivalents of US$265.6 million. Our balance sheet continues to give us the ability to pursue the long-term business initiatives and strategies that are central to our Company’s success, including the ongoing development of our real estate portfolio, even with higher levels of competition and the continuing market volatility in mobile and gaming businesses.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “While the market environment remains very challenging and difficult to forecast, our focus is on working with existing customers to develop potential opportunities in both China and in the markets we serve worldwide. We do not expect to see the business conditions materially improve over the near-term. That said, we are seeing some positive movement in our mobile phone business, which depending on the timing of customers’ orders could potentially become revenue generating for TechFaith later this year. The opportunities we are focused on are those where TechFaith has competitive advantages: lower volume, higher feature value content, and tailored design offerings. This encompasses our popular ruggedized lines, as well those catering to the certain sports and healthcare needs. We will continue to develop and launch more ruggedized and tailored models to satisfy the demands of both domestic and international clients, as well as enterprise solutions targeting specific industries.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “We continued to focus on our core areas of offering high level ruggedized mobile phones throughout 2013. In addition, we have also expanded into different ruggedized products categories such as ‘Extreme Digital Camera,’ ‘Extreme Smart Watches’ and ‘Ultimate Smart Headphones’. This has allowed us to support customers with complex and unique needs that larger handset companies were not suited to provide. We have taken an even more cautious approach over the past year to ensure our long-term success. Our focus remains on creating long-term value for both TechFaith and our shareholders. In-line with this view, we have maintained a strong balance sheet and not pursued dilutive acquisitions that would only serve as costly distractions. Instead, we made further progress on the development of our High-Tech Park campus. In Hangzhou, three buildings have been completed. In Beijing, 16 buildings are on track to be completed by the fourth quarter of 2014. Overall, we expect that the above positive catalysts in our business will ultimately lead to the creation of value for both TechFaith and our shareholders.”

First Quarter of 2014 Outlook

TechFaith currently expects its total revenues for the first quarter of 2014 to be in the range of US$28.0 million to US$30.0 million. The forecast represents TechFaith’s current and preliminary view, which is subject to change.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Wednesday, March 12, 2014 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Wednesday, March 12, 2014 in Beijing) using dial-in +1-617-213-8061 or +1-866-825-3209. The conference call passcode is 27625464. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call by telephone at +1-617-801-6888, with passcode 49110768. A webcast replay will also be available at www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. The Company is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business). The Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators and end users; the Company also serves sports enthusiasts with a tailored line under the Jungle brand and the teen market under licensed brands. Under the Company’s MobiFox brand (previously “17VEE” and “17FOX”), the Company has built a leading intellectual property based motion gaming business ranging from Bluetooth-enabled motion gaming controllers and software to a planned proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the outlook for the first quarter 2014, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8390 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended September 30	Three Months Ended December 31		Twelve Months Ended December 31
	2013	2013	2012	2013	2012

Revenues:
ODP	$21,321	$23,680	$12,077	$79,661	$57,803
Brand name phone sales	8,096	5,414	11,617	32,203	50,266
Game	486	2,112	7,338	7,643	29,594

Total net revenues	$29,903	$31,206	$31,032	$119,507	$137,663

Cost of revenues:
ODP	$18,280	$20,493	$10,577	$70,989	$53,971
Brand name phone sales	6,384	4,698	8,940	25,374	34,250
Game	373	1,992	5,577	6,307	18,146

Total cost of revenues	$25,037	$27,183	$25,094	$102,670	$106,367

Gross Profit	$4,866	$4,023	$5,938	$16,837	$31,296

Operating expenses:
General and administrative	$1,193	$1,660	$1,957	$6,322	$5,594
Research and development	2,334	2,222	2,010	8,285	9,343
Selling and marketing	684	547	801	2,535	12,328
Impairment of intangible assets	515	3,110	3,131	3,625	3,833
Impairment of goodwill	—	1,242	—	1,242	—

Total operating expenses	$4,726	$8,781	$7,899	$22,009	$31,098

Government subsidy income	84	84	44	357	232
Other operating income	580	960	475	2,121	1,124

Income (loss) from operations	$804	$(3,714)	$(1,442)	$(2,694)	$1,554

Interest expenses	(36)	(78)	—	(115)	—
Interest income	456	462	428	1,888	2,032
Other income	13	229	663	246	354
Change in fair value of put option	(60)	(30)	(60)	(150)	(150)

Income before income taxes	$1,177	$(3,131)	$(411)	$(825)	$3,790
Income tax expenses	(1,106)	891	(2,147)	(2,146)	(5,635)

Net income (loss)	$71	$(2,240)	$(2,558)	$(2,971)	$(1,845)
Less: net (loss) income attributable to the noncontrolling interest	(187)	(176)	(485)	(501)	(1449)

Net income (loss) attributable to TechFaith	$258	$(2,064)	$(3,043)	$(2,470)	$(3,294)

Net income (loss) attributable to TechFaith per share
Basic	$0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Diluted	$0.00	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Net income (loss) attribute to TechFaith per ADS
Basic	$0.00	$(0.03)	$(0.06)	$(0.05)	$(0.06)

Diluted	$0.00	$(0.03)	$(0.06)	$(0.05)	$(0.06)

Net income (loss)	$71	$(2,240)	$(2,558)	$(2,971)	$(1,845)
Other comprehensive income, net of tax
Foreign currency translation adjustment	978	3,908	2,894	9,892	3,525

Comprehensive income	1,049	1,668	336	6,921	1,680

Less: Comprehensive (loss) income attributable to noncontrolling interest	(72)	192	(706)	372	(1,749)

Comprehensive income attributable to TechFaith	$1,121	$1,476	$(370)	$6,549	$(69)

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	December 31, 2013	September 30, 2013	December 31, 2012

Assets
Current assets:
Cash and cash equivalents	$265,649	$267,024	$257,950
Accounts receivable	17,100	25,156	8,666

Notes receivable	58	33	—
Inventories	13,576	7,681	7,490
Prepaid expenses and other current assets	10,436	8,394	15,678

Total current assets	$306,819	$308,288	$289,784

Property, plant and equipment, net	$46,031	$46,517	$44,084
Land use rights, net	10,729	10,669	10,645
Construction in progress	48,251	41,732	36,530
Acquired intangible assets, net	2,798	4,863	4,061

Goodwill	—	1,242	1,242

Total assets	$414,628	$413,311	$386,346

Liabilities and shareholders’ equity
Current liabilities:

Accounts payable (including accounts payable of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2013, September 30, 2013 and December 31, 2012, respectively)	14,247	19,795	11,140

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $189, $187 and $184 as of December 31, 2013, September 30, 2013 and December 31, 2012, respectively)	23,132	18,007	13,464

Advance from customers (including advance from customers of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2013, September 30, 2013 and December 31, 2012, respectively)	9,472	9,602	9,173

Deferred revenue (including deferred revenue of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2013, September 30, 2013 and December 31, 2012, respectively)	3,907	2,756	4,178

Income tax payable (including income tax payable of consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $22, $22 and $21 as of December 31, 2013, September 30, 2013 and December 31, 2012, respectively)	254	1,606	1,062

Short-term loan (including short-term loan of the consolidated variable interest entity without recourse to China Techfaith Wireless Communication Technology Limited, $nil, $nil and $nil as of December 31, 2013, September 30, 2013 and December 31, 2012, respectively)	15,350	15,350	15,350

Total current liabilities	$66,362	$67,116	$54,367

Long-term loan	290	290	290

Total liabilities	$66,652	$67,406	$54,657

Shareholders’ equity
Paid in capital	$16	$16	$16
Additional paid-in capital	144,084	143,680	142,837
Accumulated other comprehensive income	55,840	52,301	46,822
Statutory reserve	23,730	23,137	23,137
Retained earnings	90,409	93,066	93,472

Total Techfaith shareholders’ equity	$314,079	$312,200	$306,284

Noncontrolling interest	$33,897	$33,705	$25,405

Total shareholders’ equity	$347,976	$345,905	$331,689

Total liabilities and shareholders’ equity	$414,628	$413,311	$386,346